Exhibit 4.29

DATED 2008

WPP GROUP USA, INC (1)

and

SIR MARTIN STUART SORRELL (2)

SERVICE AGREEMENT
in the USA effective 19 November 2008

DATE OF SERVICE AGREEMENT	2008

PARTIES

(1)	WPP GROUP USA, INC, a Delaware Corporation of 125 Park Avenue, New York, New York 10017-5529 (the “Company”)

(2)	SIR MARTIN STUART SORRELL with a business address at 125 Park Avenue, New York, New York 10017-5529 (the “Executive”)

INTRODUCTION

A	The Company employs the Executive in the United States of America in order to assist the Company, its Affiliates and Subsidiaries in the management, control, organisation and development of their respective businesses and trades within the United States of America pursuant to an agreement embodying the terms of such employment dated 16 August 2004 (the “2004 Agreement”).

B	The Company and the Executive desire to continue such employment, subject to the terms and provisions of the 2004 Agreement but with the modifications herein contained (the “Agreement”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, the Company and the Executive (individually a “Party” and together the “Parties”) agree as follows:

IT IS AGREED THAT:

1	DEFINITIONS

“Affiliate” of a person or other entity shall mean a person or other entity that directly or indirectly controls, is controlled by, or is under common control with the person or other entity specified.

“Appointment Letter” means the agreement between WPP plc (1) and Sir Martin Stuart Sorrell (2) dated even date relating to the Executive’s directorship of the Parent and which is effective from 19 November 2008.

“Base Salary” shall mean the salary provided for in clause 7.1 below or any increased salary granted to the Executive pursuant to clause 7.1.

“Board” shall mean the Board of Directors of the Company.

“Compensation Committee” shall mean the Compensation Committee of the Board of Directors of the Parent.

“Director’s Fee” means the fee payable to the Executive under the Appointment Letter.

“Group” shall mean the Company and the Parent together with their Subsidiaries and Affiliates and “Group Company” shall be anyone of them.

“Parent” shall mean WPP plc a company incorporated in Jersey with registered number 101749.

“Schedule” shall mean Schedule 1 attached hereto.

“Subsidiary” shall mean any corporation of which the Parent owns, directly or indirectly, more than 50% of the Voting Stock.

“Term of Employment” shall mean the period specified in clause 3 below.

“UK Employment Contract” shall mean an agreement between WPP 2005 Limited and the Executive which is effective from 19 November 2008.

“Voting Power” shall mean the number of votes available to be cast (determined by reference to the maximum number of votes entitled to be cast by the holders of such Voting Stock upon any matter submitted to stockholders where the holders of all Voting Stock vote together as a single class) by the holders of Voting Stock.

“Voting Stock” shall mean capital stock of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the Executives of a corporation.

2	APPOINTMENT

2.1	During the Term of Employment, the Company shall employ the Executive to provide services in the United States of America and the Executive:

(a)	shall use his best endeavours to promote the interests of the Company, its Affiliates and Subsidiaries and also Group Companies in the United States of America in the management, control, organisation and development of their respective businesses and trades and in addition the Executive shall comply with all reasonable directions which the Board may give to him and the Executive shall furnish to the Board all such explanations, information and assistance as it may reasonably require;

(b)	will not, without first obtaining the prior written approval of the Company, on his own behalf enter into any contract or other arrangement with any other firm, person or company whose business is in competition with the businesses of the Company or any Group Company.

2.2	During the Term of Employment under this Agreement the Executive shall be a member of the Board and of the Board of Executives of such Group Company as the Parties from time to time shall agree and the Executive shall continue in his current positions as Chairman, President and Chief Executive Officer of the Company in which capacity he shall, subject to clause 2.1(a), be responsible for the overall management control, organisation and development of the affairs of the Company, its Affiliates and Subsidiaries and also the Group Companies but in all cases in the United States of America and he shall be responsible to the Board for all aspects of the conduct of such businesses.

3	TERM OF EMPLOYMENT

3.1	The Company hereby agrees to continue to employ the Executive, and the Executive hereby accepts such continued employment and, subject to clause 15, the Company and the Executive can terminate the Term of Employment by written notice taking effect immediately on the date of its service on the other party, in which event the Executive’s employment with the Company shall terminate as of the date of such notice. Any notice to terminate the Term of Employment given by either the Executive or the Company (other than a notice by the Company pursuant to clause 15.1 hereof) shall be deemed to be a notice given by such party on the grounds of the Executive’s retirement and upon giving such notice, the Executive shall be deemed to have retired and qualified for retirement treatment for purposes of all plans, policies, programs, arrangements of, or other agreements with, the Company or any Group Company. If such notice is given by the Company, the termination of the Term of Employment shall be treated, for purposes of section 409A of the U.S. Internal Revenue Code (the “Code”) and the regulations, rulings, notices and other guidance issued by the Internal Revenue Service (“IRS”) thereunder or interpreting same (collectively, “Code section 409A”), as an involuntary separation from service, with respect to any amounts that become payable to the Executive upon such termination hereunder, or under any other plan, policy, program arrangement of, or other agreement with, the Company or any Group Company and that are treated as deferred compensation for purposes of Code section 409A. In the event of any termination of the Term of Employment, save as provided in clauses 3.2, 15.4, 15.5, 15.6 and 19 below, the Executive will have no entitlement to any further payments from the Company hereunder and he hereby irrevocably waives any entitlement to notice or pay and/or benefits in lieu of any period of notice. Nothing in this clause 3.1 shall prejudice the Company’s right to terminate the Term of Employment hereunder pursuant to clause 15.1 hereof.

3.2	Following termination of the Term of Employment the Executive shall continue to be entitled to receive amounts due hereunder which are accrued up to and including the date on which the employment terminates but not yet paid, subject to any adjustment under clause 7.2 and/or clause 12.3, if applicable.

4	DIRECTOR’S FEES

Save for the Director’s Fee and unless otherwise agreed in writing between the Company and the Executive the Executive shall not be entitled to any director’s fees from the Company or from any Group Company in addition to the remuneration payable by the Company to the Executive hereunder; provided that if the Executive is at any time removed from the office of director whether of the Company or the Parent (other than as a consequence of the Executive being terminated in accordance with Clauses 15.1 or 15.2 of this Agreement) the Term of Employment shall automatically terminate and such termination shall be deemed to be by the Company for a reason other than provided for in clauses 15.1 or 15.2 of this Agreement.

5	ACCOMMODATION

5.1	The Company undertakes to the Executive to provide suitable offices and suitable office and secretarial facilities for his use as are compatible with the Executive’s role as President and Chief Executive Officer of the Company and the Executive shall carry out his duties there and in such other places as the Executive judges appropriate.

5.2	The Company shall make available for the use of the Executive (at the expense of the Company) an apartment in New York City while the Executive is in New York City and engaged in or conducting business on behalf of the Company or its Subsidiaries and Affiliates, including, but not limited to, any company referred to in clause 2.2.

6	HOURS OF WORK

The Executive shall work at such times and for such periods as the efficient and conscientious discharge of his duties hereunder shall reasonably require. There are no normal working hours for the Executive. The Company acknowledges that the Executive has obligations under the Appointment Letter and the UK Employment Contract for the provision of his services which will affect the time during which and the times at which he can discharge his duties under this Agreement.

7	SALARY

7.1	The Company shall pay to the Executive a Base Salary for each calendar year calculated and determined in accordance with the Schedule. The Base Salary shall accrue from day to day.

7.2

The Company will pay on 1st January and 1 st July (or such other dates as may be agreed from time to time between the Company and the Executive) in each year during the Term of Employment hereunder instalments of an amount on account of the Base Salary payable under clause 7.1 above for that year in advance equal to one-half of 40% of such Aggregate Basic Income (as defined in the Schedule). Except as otherwise set forth herein, any instalment due hereunder shall be payable in accordance with the regular payroll practices of the Company. At appropriate times during the year adjustments shall be made to reflect the US Time (as defined in the Schedule) and such adjustments may be made by adjusting the amount of Base Salary paid for future services hereunder or by adjusting the portion of the bonus earned for the year in which such Base Salary is being adjusted that is attributable to US Time (as defined in the Schedule).

8	ANNUAL INCENTIVE AWARDS

8.1

The Executive shall, subject to satisfaction of the criteria set out below and subject to any adjustment as set forth in clause 7.2 above, also be entitled to receive, in respect of each financial year of the Parent that occurs during the Term of Employment hereunder, a bonus determined by reference to the financial performance of the Parent for the period to which it relates. The annual bonus payable hereunder to the Executive in respect of any financial year of the Parent shall be paid to him in a single payment in the next following calendar year, by no later than 15 March of such following year; provided, however, that if calculation of the amount of such bonus is not administratively practicable as of such date, then payment of such bonus shall be made 30 days after (but in any event by no later than 31 December next following) the date on which calculation of the amount of such bonus first becomes administratively practicable. The bonus shall be deemed to accrue from day to day during the period to which it relates and determined and based on three separate components, each comprising one-third of the amount of the bonus, as follows:

(a)	One component is based on financial performance of the Parent measured against budgeted operating profit and cash flow to be agreed between the Executive and the Company in consultation with the Compensation Committee (but which shall be measured in the same way as the Parent’s financial performance for the purpose of calculating bonus payments for the Group’s other senior executives).

(b)	One component is based on the Parent’s performance relative to a peer group of major public advertising companies. The peer group will be reviewed by the Company and the Parent from time to time as necessary and any changes to the peer group will be notified to the Executive, provided always that the Company and the Parent will act reasonably and will consult with the Executive prior to making any changes to the companies in the peer group.

The performance levels and the criteria for achieving them will be agreed between the Executive and the Company in respect of each year and will take into account the following criteria inter alia:

•	Total shareholder return (i.e. share price appreciation plus reinvestment of dividends in shares);

•	Increase in operating profit;

•	Increase in earnings per share and/or operating margins.

Adjustments shall be made in relation to the Parent and the peer group of companies referred to above as necessary to enable an accurate comparison of performance to be made, provided always that the Company and the Parent will act reasonably and will consult with the Executive prior to making any such adjustments.

(c)	One component shall be based on the achievement of key strategic initiatives which shall be agreed by the Executive and the Company as early as practicable during the relevant year.

(d)	For the purposes of determining the bonus payable to the Executive for the calendar year 2008, the term “Parent” shall mean WPP Group plc for the portion of such year ending on 18 November 2008 and WPP for the remainder of such year.

The total bonus comprising each of the three components shall be targeted so as to equal 100 per cent of the Base Salary under clause 7.1 as at 31 December of the relevant year (calculated in accordance with the Schedule) and the maximum bonus shall be 200 per cent of that Base Salary.

The Executive and the Compensation Committee may agree from time to time an alternative structure for determining the amount of the bonus payable under this clause, including the target and maximum amounts of that bonus.

8.2	If either the Executive or the Company terminates the Term of Employment for whatever reason (and in the Company’s case other than pursuant to clause 15.1 hereof), after the end of the performance period to which the bonus period refers but prior to the payment date of any such bonus, the Executive will continue to be treated on the same basis as if he were employed on the relevant payment date. For the avoidance of doubt, if the Executive or Company terminate the Term of Employment at any time before the end of the performance period referred to then the Executive loses all and any rights under this clause and the Executive has no rights against the Company and/or Parent in respect of the same except as otherwise provided pursuant to the applicable annual incentive plan.

9	OTHER INCENTIVE AWARDS

The Executive shall have no entitlement to participate in any incentive arrangements for executives, except as expressly provided herein, or as agreed in writing in advance by the Company or the Parent. The Executive shall be entitled at the discretion of the Compensation Committee to participate in the WPP 2004 Leadership Equity Acquisition Plan, the WPP Performance Share Plan and such other plans and arrangements which at the discretion of such Compensation Committee shall be made available for the most senior executives of the Company and the Group Companies, subject always to the rules of the applicable plan or scheme.

10	EXPENSES

The Executive is authorised to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement and the Company shall promptly reimburse him for all business expenses incurred in connection with carrying out the business of the Company, subject to documentation in accordance with the Company’s policy.

To the extent that the reimbursement of any expenses or the provision of any in-kind benefits under this clause 10, or under clause 5.1, clause 5.2 or clause 11 hereof, is subject to Code section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any one calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) reimbursement of any such expense shall be made by no later than 31 December of the year following the calendar year in which such expense is incurred; and (iii) the Executive’s right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

11	CAR AND CLUB

The Company shall make available to the Executive as required a car and driver appropriate for his sole use. The Company shall maintain, service, and comprehensively insure the car as appropriate and shall arrange for the supply to the Executive of fuel for his use in such car. The Company shall also pay the cost and shall reimburse the Executive for his reasonable properly vouchered club expenses incurred in connection with the Company’s business in accordance with Company policy as from time to time in effect.

12	INSURANCES AND PENSION

12.1	The Company shall or will procure that WPP 2005 Limited shall provide for the benefit of the Executive and his dependants life and accident assurance and health insurance and any other benefits as may be agreed between the Company and the Executive.

12.2	The Company shall pay 50% of the reasonable cost of providing for the benefit of the Executive and his dependants insurance cover on such basis and for such amounts, as shall from time to time be agreed between the Company and the Executive provided that such cover is available, which provides a payment in the event that the Term of Employment is terminated because of the Executive’s death, ill-health or disability.

12.3	Unless otherwise agreed between the parties, the Executive shall be entitled to a supplemental pension to be funded by or on behalf of the Company by an annual payment of a sum (the “Pensions Contribution”) calculated in accordance with the Schedule, to be funded by or on behalf of the Company by an appropriate funding mechanism for the payment of such Pensions Contribution or payment or provision in lieu thereof. An amount on account of the Pensions Contribution will be paid or funded, as the case may be, on the first day of January of each year during the Term of Employment under this Agreement in respect of the year for which it is paid equal to 40% of the Aggregate Pensions Provision (as defined in the Schedule) at that time, shall be paid or funded in equal instalments in arrears on 31 March, 30 June, 30 September and 31 December in respect of the year for which it is paid. All necessary adjustments to reflect US Time (as defined in the Schedule) shall be made at regular times during the year in accordance with the understanding between the Parties.

13	VACATION

13.1	In addition to bank and other public holidays in the United Kingdom the Executive shall be entitled to six weeks paid vacation per year.

13.2	The vacation shall be taken at such time or times as the Executive shall decide but in any event it shall be taken at the same time as the Executive’s holiday entitlement from the Parent.

14	SICKNESS ABSENCE

Subject to clause 3.1, the Company shall continue to pay to the Executive all sums due to him (without deduction) during any period of absence from work due to his illness or disability.

15	TERMINATION OF EMPLOYMENT

15.1	In any of the following cases, but without prejudice to clause 3.1, the Company may terminate the Term of Employment by written notice taking effect on the date of its service on the Executive in which case the Executive shall not be entitled to any further payment from the Company hereunder (other than pursuant to clause 19 hereof, if applicable) except such sums as shall then have accrued or become due.

(a)	If the Executive is convicted in the United States of a felony involving moral turpitude, fraud or dishonesty and sentenced to a term of imprisonment.

(b)	If the Executive engages in conduct that constitutes wilful gross neglect or wilful gross misconduct in carrying out his duties under this Agreement, resulting, in either case, in material economic harm to the Company.

(c)	If the Executive be adjudicated bankrupt under the laws of the United Kingdom.

(d)	If WPP 2005 Limited terminates the Term of Employment under the UK Employment Contract pursuant to clause 14.1 thereof.

15.2	The Company may terminate the Term of Employment by reason of the Executive’s illness or disability by giving written notice to the Executive in any of the following cases:

(a)	the Executive is substantially unable properly to perform the duties required under this Agreement by reason of illness or physical or mental incapacity or disability (irrespective of the cause or causes) for a period of 180 consecutive working days or for a period or periods aggregating at least 261 working days in any period of 18 months.

(b)	the Executive is permanently prevented as a result of any deterioration of his health from providing the services to the Company which he is required to provide under this Agreement and in particular to act as President and Chief Executive Officer of the Company. Whether or not the Executive is permanently incapacitated shall be determined by a medical doctor selected by the Parties, and in default of agreement by such medical doctor appointed by the President of the British Medical Association.

15.3	If the Term of Employment under the UK Employment Contract terminates for any reason whatsoever the Company or the Executive (as the case may be) may terminate the Term of Employment hereunder, provided that any such termination shall be deemed to be on the same basis as the Term of Employment under the UK Employment Contract, as the case may be, was terminated.

15.4 (a)

Subject always to the provisions of clause 15.5, in the event it shall be determined that any payment, benefit, entitlement or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive by the Company or any Group Company, whether paid or payable pursuant to this Agreement or otherwise (a “Payment”), would be subject to any excise tax imposed by Section 4999 of the Code (any such excise tax, together with any interest or penalties imposed with respect thereto, are hereinafter collectively referred to as the “Excise

Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that and subject to the adjustments pursuant to the provision of clause 15.5, after payment by the Executive of all taxes, whether imposed under United States or United Kingdom tax laws, including, without limitation, any income, employment, excise or other taxes (which shall include social security, Medicare and similar imposts) and any interest or penalties imposed with respect thereto, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment. All determinations required to be made pursuant to this clause, including whether any Excise Tax is payable with respect to any Payment and if so, the amount thereof, whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilised in arriving at such determinations, shall be made by an independent auditor (the “Auditor”) jointly selected by the Company and the Executive and paid by the Company. The Auditor shall be a nationally recognised United States public accounting firm which has not, during the two years preceding the date of its selection, acted in any way on behalf of the Company or any Group Company. If the Executive and the Company cannot agree on the firm to serve as the Auditor, then the Executive and the Company shall each select one accounting firm and those two firms shall jointly select the accounting firm to serve as the Auditor. The Auditor shall be requested to provide detailed supporting calculations both to the Company and the Executive within 30 business days of a request for a determination by the Company. The Executive may request such determination by providing written notice thereof to the Company, which will promptly thereafter make such a request of the Auditor. The Auditor shall also make any determination as to whether any Payment shall be required to be reduced pursuant to Rule 11.1 of LEAP. In the event the Auditor determines that the Executive will be better off with a reduction (after taking into account all arrangements between the Company and the Executive including the arrangement for the Gross-Up Payment pursuant to this clause 15.4(a)) such reduction shall be made even if not required by the terms of Rule 11.1 of LEAP.

(b)	Any Gross-Up Payment determined by the Auditor to be payable to the Executive pursuant to clause 15.4(a) shall be paid by the Company to the Executive within 10 days of the receipt of the Auditor’s determination. Except as otherwise provided in this clause 15.4(b) and in clause 15.4(c), any determination made by the Auditor pursuant to clause 15.4(a) shall be binding upon the Company and the Executive. If it should subsequently be determined by the Auditor or by the IRS that Excise Tax is payable with respect to a Payment in an amount greater than the amount of Excise Tax, if any, initially determined by the Auditor to be payable with respect to such Payment pursuant to clause 15.4(a) (such greater amount, “Additional Excise Tax”) the Company shall pay to the Executive an additional Gross-up Payment with respect to such Additional Excise Tax, in an amount determined in the manner provided in the first sentence of Clause 15.4(a) but subject to clause 15.5 In addition, If it should subsequently be determined by the Auditor or by the IRS that Additional Excise Tax is payable with respect to a Payment for which no Gross-Up Payment is payable, the Executive shall be indemnified on a fully grossed-up basis, as determined in the manner provided in the first sentence of clause 15.4(a), for all interest and penalties included in such Additional Excise Tax that the Executive incurs on account of the Auditor’s initial determination under clause 15.4(a) that no Excise Tax was payable by the Executive, or that a lesser amount of Excise Tax was payable by him, with respect to such Payment.

(c)

The Executive shall notify the Company in writing of any written claim by the IRS or other taxing authority that, if successful, would require the payment by the Company of a Gross-Up Payment (a “Claim”) or a potential Claim by the IRS (a “Potential Claim”). For this purpose, a Potential Claim shall mean a Claim that has been asserted against the Executive by the IRS in discussion with the Executive or his advisers but which has not yet been asserted in writing to the Executive. Such notification shall be given within 10 business days after the Executive is informed in writing of such Claim or 10 business days after the Executive first becomes aware of a Potential Claim. The Executive shall apprise the Company of the nature of any such Claim and the date on which such Claim is required to be paid by sending a copy of such Claim to the Company marked for the attention of the Group General Counsel for the time being. The Executive shall also apprise the Company of the nature of any such

Potential Claim by sending written details of the circumstances giving rise to the Potential Claim to the Company marked for the attention of the Group General Counsel for the time being. The Executive shall not pay such Claim prior to the expiration of a period of 30 business days following the date on which he gives such notice of the Claim to the Company. If the Company decides that it will not contest such Claim, it shall so notify the Executive in writing prior to the expiration of such 30 day period, and shall include with such notice to the Executive, the Gross-Up Payment required to be paid by the Company to the Executive with respect to the Excise Tax asserted to be payable in such Claim and any additional amounts due the Executive pursuant to Clause 15.4(b) above but subject to Clause 15.5. If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such Claim in a legally permissible manner or to pay on the Executive’s behalf the Excise Tax asserted to be payable in such Claim and have the Executive sue for a refund of the Excise Tax so paid (in which latter case the Company shall pay such Excise Tax to the applicable taxing authorities on the Executive’s behalf on or before the expiration of such 30 day period and shall indemnify and hold harmless the Executive, on an after-tax basis, from any Excise Tax or income or employment taxes (including interest and penalties with respect thereto) imposed on the Executive by reason of the Company’s payment of such Excise Tax), the Executive shall:

(i)	give the Company any information reasonably requested by the Company relating to such Claim or Potential Claim;

(ii)	take such action in connection with contesting such Claim or Potential Claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company;

(iii)	cooperate with the Company in good faith in order to effectively contest such Claim or Potential Claim, and

(iv)	permit the Company to participate in any proceedings relating to such Claim or Potential Claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify the Executive for and hold the Executive harmless from, on an after-tax basis, any Excise Tax or income or employment tax (including interest and penalties with respect thereto) imposed as a result of the Company’s payment of all costs and expenses related to such contest. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or other taxing authority, including any liability for Excise Tax in respect of which no Gross-Up Payment is payable.

(d)	If, following a payment by the Company of an Excise Tax amount on the Executive’s behalf pursuant to Clause 15.4(c), the Executive becomes entitled to receive any refund with respect to any amount so paid by the Company, the Executive shall (subject to the Company’s having fully complied with all of its obligations under Clause 15.4(c)) promptly after its receipt by him pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes) including, without limitation, any income, employment, excise and other taxes (which shall include social security, Medicare and similar imposts) applicable thereto). If, after payment by the Company of an Excise Tax amount on the Executive’s behalf pursuant to Clause 15.4(c), a determination is made that the Executive shall not be entitled to any refund with respect to the Excise Tax amount so paid and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of the Excise Tax so paid shall offset, to the extent thereof, the amount of the Gross-Up Payment required to be paid by the Company in respect of the Excise Tax asserted in the Claim contested by means of such refund suit.

15.5	Any Gross-Up Payment shall be calculated subject to the principle that neither the Company nor any Affiliate will suffer any financial disadvantage, either from the making of a Gross-Up Payment due to an Excise Tax imposed on the Executive or the loss of a deduction due to the application of Section 280G(a) of the Internal Revenue Code, as a result of the fact that the Executive did not exercise his rights to the whole of his Capital Investment Plan award on 1 September 2004 and elected to defer payment with respect to his 2004 LEAP Award Shares (as defined in sub-clause (iv) below) and that such adjustments as are necessary to give effect to that principle will be made to the calculation of the amount payable under Clause 15.4 and including the following principles:

(i)	the Gross-Up Payment shall be calculated as if the Executive had exercised his rights to the whole amount of his award under the Capital Investment Plan on 1 September 2004 and as if payment with respect to the Executive’s 2004 LEAP Award Shares were made to him on 15 March 2008;

(ii)	if the Company or any Affiliate is unable to claim a deduction for corporate tax purposes, as a result of the application of Code Section 280G(a), which they would have been able to claim if the Executive had exercised his rights to the whole amount of his award under the Capital Investment Plan on 1 September 2004 and if payment with respect to the Executive’s 2004 LEAP Award Shares were made to him on 15 March 2008 or if they would have been able to claim a bigger corporate tax deduction in the absence of the applicability of Code Section 280G(a) if the Executive had so exercised his rights to the whole amount of his award under the Capital Investment Plan on 1 September 2004 and if payment with respect to the Executive’s LEAP Award Shares were made to him on 15 March 2008, the following adjustment shall be made: the amount of the Gross-Up Payment shall be reduced, up to a maximum amount not to exceed the Gross-Up Payment, by the amount of any U.S. corporate income tax that would not have been payable had the Executive so exercised his rights; and

(iii)	if there is any loss of a corporate tax deduction as referred to in paragraph (ii) above but the Company or any Affiliate is able to claim a greater amount of deduction for U.S. corporate income tax purposes as a result of any increase in the value of those shares in the Parent which the Executive does not receive in 2004 and 2008 as a result of his decision not to take the whole of his award under the Capital Investment Plan on 1 September 2004, and to defer payment with respect to his 2004 LEAP Award Shares, (such increase in value to be calculated from 1 September 2004 and 15 March respectively to the date of the relevant change of control), then the amount of any U.S. corporate income tax that is not payable by reason of the greater amount of the tax deduction allowable to the Company and its Affiliates as a result of that growth in value of shares in the Parent will be added back to the Gross-Up Payment up to a maximum amount equal to the amount of the adjustment pursuant to paragraph (ii) above; and

(iv)	for purposes of this clause 15.5, the Executive’s “2004 LEAP Award Shares” shall mean the aggregate number of Matching Shares and Dividend Fund Shares payable with respect to the Executive’s US Award granted in 2004 and with respect to his UK Award granted in 2004 in both cases under the WPP Group plc 2004 Leadership Equity Acquisition plan (the “LEAP”) as of the Vesting Date (as defined in the LEAP) with respect to such Shares, as determined by the Compensation Committee.

15.6	Notwithstanding any provision in clause 15.4 or clause 15.5 to the contrary, any Gross-up Payment payable to the Executive thereunder or any indemnification to be made thereunder to the Executive with respect to any Excise Tax or income or employment taxes payable by him and interest or penalties imposed with respect thereto, shall be made to the Executive by no later that the date by which the Excise Tax, income or employment taxes, interest or penalties to which such Gross-up Payment or indemnification relates are due and payable to the applicable taxing authorities, or if the amount of such Gross-up Payment or indemnification cannot be determined as of such date, as soon thereafter as it can be determined but in any event by no later that by December 31 of the year following the year in which such taxes, interest or penalties are remitted to the applicable taxing authorities.

15.7	Notwithstanding the foregoing, with regard to any payment to be made to the Executive by the Company hereunder, the Company shall be required to withhold taxes and transmit such taxes to the appropriate governmental authority in accordance with applicable law, and any payment made to the Executive by the Company hereunder shall be net of such withholding.

16	CONFIDENTIAL INFORMATION

16.1	The Executive shall not (except in the proper performance of his duties hereunder or the proper performance of his duties and obligations as an executive of the Company or a Group Company) either during the Term of Employment or at any time after the termination thereof divulge to any person whomsoever or otherwise make use of and shall use his reasonable endeavours at the cost of the Company to prevent the publication or disclosure of any trade secret or other confidential information concerning the business, finances, dealings, transactions or affairs of the Company or any Group Company or of any of their respective customers or clients (which information belongs to the Company or a Group Company) entrusted to the Executive or arising or coming to the Executive’s knowledge during the course of the Term of Employment under this Agreement.

16.2	The Executive shall upon the termination of the Term of Employment immediately deliver to the Company all price lists of customers’ correspondence and other documents papers and property belonging to the Company or any Group Company which may have been prepared by him or have come into his possession during the Term of Employment and shall not retain any copies thereof. Anything herein to the contrary notwithstanding, and subject always to the Executive providing full details to the Company in writing beforehand, the Executive shall be entitled to retain:

(a)	papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and Rolodexes, personal files and personal phone books;

(b)	information regarding the Executive’s compensation and/or benefits or relating to reimbursement of expenses;

(c)	information that the Executive needs for personal tax purposes; and

(d)	copies of plans, programs and agreements relating to the Executive’s provision of services to the Company (or the termination of such services) having made a written request to the Company detailing what is required beforehand.

16.3	The Executive shall not have any liability under the provisions of this Agreement by reason of:

(a)	using or divulging knowledge or information, by reason of legal or accounting requirements or, after the termination of the Term of Employment hereunder, which would not at the time of use or divulging be considered confidential or proprietary to, or capable of protection by, the Company in accordance with customary business practices in the United States of America;

(b)	any act or statement done or made by the Executive at the request of the Company or any Group Company or required to be done or made for the proper performance of duties under this Agreement;

(c)	use or disclosure of information which at the time is in public domain;

(d)	by reason of such disclosure being required by law or by any Court, mediator, arbitrator or legislative or regulatory body (including any committee thereof) either in the United Kingdom or the USA with actual or apparent jurisdiction to order disclosure or the making accessible of such information; or

(e)	in connection with any litigation, mediation or arbitration involving this Agreement, the UK Service Agreement, the Appointment Letter and/or the UK Employment Contract, including any enforcement of such agreements.

16.4	The Executive shall not knowingly at any time make any untrue statement, which shall when made result in a violation of any statutory requirement or the regulations of any competent authority, in relation to the Company or any Group Company and in particular shall not after the termination of the Term of Employment wrongfully represent himself as being employed by or connected with any such company.

17	ASSIGNABILITY: BINDING NATURE

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs (in the case of the Executive) and assigns. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and such assignee or transferee assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law. The Company further agrees that, in the event of a sale of assets or liquidation as described in the preceding sentence, the Company shall take whatever action it legally can in order to cause such assignee or transferee to expressly assume the liabilities, obligations and duties of the Company hereunder. No rights or obligations of the Executive under this Agreement may be assigned or transferred by the Executive other than his rights to compensation and benefits, which may be transferred only by will or operation of law except as provided in clause 26 below.

18	ENFORCEMENT OF RIGHT

18.1	No failure to exercise or delay in exercising or enforcing any right or remedy under this Agreement shall constitute a waiver thereof and no single or partial exercise or enforcement of any right or remedy under this Agreement shall preclude or restrict the further exercise or enforcement of any such right or remedy. The rights and remedies of the Parties are cumulative and not exclusive of any rights and remedies provided by law.

18.2	Except as otherwise provided in the second sentence of this clause 18.2, time shall not be of the essence in this Agreement, but may be made so on the giving of not less than two clear days’ (other than a Saturday, Sunday or public holiday in England and Wales) notice to that effect after any failure to comply with any provision of this Agreement. To the extent required to avoid any violation of the requirements of Code section 409A, time shall be of the essence as to the provisions herein specifying the time for payment of any amount payable to the Executive that is subject to Code section 409A, or that would be subject to Code section 409A if not paid by the time specified herein for the payment of such amount

19	INDEMNIFICATION

19.1	The Company agrees that if the Executive is made a party, or is threatened to be made a party, to any action, suit or proceeding (including a request for discovery), whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that he is or was a director, executive, officer or employee of the Company or is or was serving at the request of the Company as a director, executive, officer, member, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such Proceeding is the Executive’s alleged action in an official capacity while serving as a director, executive, officer, member, employee, trustee or agent, the Executive shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorised by the Company’s certificate of incorporation or bylaws or resolutions of the Board or, if greater, by the laws of the State of Delaware, against all cost, expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, executive, officer, member, employee, trustee or agent of the Company or other entity and shall inure to the benefit of the Executive’s heirs, executors and administrators. The Company shall advance to the Executive all reasonable costs and properly vouched expenses incurred by him in connection with a Proceeding within 20 days after receipt by the Company of a written request for such advance. Such request shall include an undertaking by the Executive to repay the amount of such advance if it shall ultimately be determined that he is not entitled to be indemnified against such costs and expenses.

19.2	Neither the failure of the Company (including the Board, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by the Executive under clause 19.1 above that indemnification of the Executive is proper because he has met the applicable standard of conduct, nor a determination by the Company (including the Board, independent legal counsel or stockholders) that the Executive has not met such applicable standard of conduct, shall create a presumption that the Executive has not met the applicable standard of conduct.

19.3	The Company agrees to continue and maintain a directors’ and officers’ liability insurance policy covering the Executive to the extent the Company provides such coverage for its other senior executive officers.

20	CODE SECTION 409A

Notwithstanding any provision to the contrary in this Agreement or in any plan maintained by the Company or any of its Affiliates in which the Executive is a participant or in any other agreement between the Executive and the Company and any of its Affiliates (each such plan or agreement, a “Plan”), if the Executive is a “specified employee” within the meaning of Code section 409A at the time of his “separation from service” with the Company and all of its Affiliates within the meaning of Code section 409A (as determined by the Company and its Affiliates), then any payment otherwise required to be made to the Executive under any Plan on account of the Executive’s separation from service, to the extent such payment (after taking into account all exclusions applicable to such payment under Code section 409A) is properly treated as deferred compensation subject to Code section 409A’s requirements, shall not be made until the first business day after (i) the expiration of six (6) months from the date of the Executive’s separation from service, or (ii) if earlier, the date of the Executive’s death (the “Delayed Payment Date”). On the Delayed Payment Date, there shall be paid to the Executive or, if the Executive has died, to the Executive’s estate, all payments delayed pursuant to the preceding sentence, plus, in the case of any cash amounts payment of which was so delayed, interest thereon at the Delayed Payment Interest Rate (as defined below) computed from the date on which each such delayed payment otherwise would have been made to the Executive until the Delayed Payment Date. For purposes of the foregoing, the “Delayed Payment Interest Rate” shall mean the national average annual rate of interest payable on jumbo six-month bank certificates of deposit, as quoted in the business section of the most recently published Sunday edition of The New York Times preceding the date as of which the Executive is treated as having incurred a separation from service for purposes of Section 409A. In the case of each Plan under which the Executive is entitled to receive amounts treated as deferred compensation subject to the Code section 409A and which provides for payment of such amounts in the form of “a series of installment payments”, as defined in Treas. Reg. §1.409A-2(b)(2)(iii), (A) the Executive’s right to receive such payments shall be treated as a right to receive a series of separate payments under Treas. Reg. §1.409A-2(b)(2)(iii), and (B) to the extent such Plan does not already so provide, it is hereby amended to so provide, with respect to amounts payable to the Executive thereunder.

21	REPRESENTATION

The Company represents and warrants that it is fully authorised and empowered to enter into this Agreement and that the performance of its obligations under this Agreement will not violate any agreement between it or any other person, firm or organisation. The Executive represents that he knows of no agreement between him and any other person, firm or organisation (other than the UK Employment Contract and the Appointment Letter) that would be violated by the performance of his obligations under this Agreement.

22	ENTIRE AGREEMENT

This Agreement contains the entire understanding and agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between discussions, negotiations and undertakings, whether written or oral, between the Parties with respect thereto including the agreement entered into on 16 August 2004 (other than any agreements with respect to any outstanding equity awards, including equity agreements providing for settlement in cash or other non-equity assets).

23	AMENDMENT OR WAIVER

No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by the Executive and an authorised officer of the Company (other than the Executive). No waiver by either Party of any breach by the other Party of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by the Executive or an authorised officer of the Company (other than the Executive), as the case may be.

24	SEVERABILITY

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

25	SURVIVORSHIP

The respective rights and obligations of the Parties under this Agreement shall survive any termination of the Term of Employment to the extent necessary to the intended preservation of such rights and obligations.

26	BENEFICIARIES/REFERENCES

The Executive shall be entitled, to the extent permitted under any applicable law to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Executive’s death by giving the Company written notice thereof. In the event of the Executive’s death or a judicial declaration of his incompetence, reference in this Agreement to the Executive shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

27	GOVERNING LAW/JURISDICTION

27.1	This Agreement shall be governed by and construed and interpreted in accordance with the laws of New York without reference to principles of conflict of laws.

27.2	Any judicial proceeding brought against either of the Parties on any dispute arising out of this Agreement or any matter related hereto may be brought in the courts of the State of New York and in the United States District Court for the Southern District of New York, and by execution and delivery of this Agreement, each of the Parties accepts for himself or itself the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the Parties irrevocably waives to the fullest extent permitted by law any objection that he or it may now or hereafter have to the laying of the venue of any judicial proceeding brought in such courts and any claim that any such judicial proceeding has been brought in an inconvenient forum.

28	NOTICES

28.1	Any notice required or permitted to be given hereunder shall be given in writing delivered personally or sent by first class post prepaid recorded delivery (or if via United States mail, by certified or registered mail, postage prepaid, return receipt requested) or by telefax to the Company at its registered office from time to time (or such address as it may have notified to the Executive in accordance with this clause) or to the Executive at the last address notified to the Company.

28.2	Any notice delivered personally shall be deemed to be received when delivered to the address referred to in clause 28.1 and any notice sent by pre-paid recorded delivery post (or if via United States mail, by certified or registered mail, postage prepaid, return receipt requested) shall be deemed (in the absence of evidence of earlier receipt) to be received two days after posting and in proving the time of dispatch it shall be sufficient to show that the envelope containing such notice was properly addressed, stamped and posted. A notice sent by telefax shall be deemed to have been received on receipt by the sender of the correct “answerback”.

29	HEADINGS

The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

30	EXCHANGE RATE

Where any amount is expressed as a sterling amount it shall be converted into United States dollars at the rate prevailing on the due date for payment and paid in United States Dollars.

31	COUNTERPARTS

This Agreement may be executed in two or more counterparts.

AS WITNESS the hands of the parties the day and year first hereinbefore written.

WPP Group USA, Inc.

By:

Sir Martin Stuart Sorrell

By:

SCHEDULE 1

Calculation of Base Salary, Bonus and Pension Contributions

1	In addition to the definitions above in this Agreement, the following words and expressions shall have the following meanings except where inconsistent with the context.

“Aggregate Time” the aggregate of US Time and Services Time in respect of a calendar year.

“Aggregate Basic Income” means, as at the date of this Agreement, the sum of £1,000,000 per annum as that sum may be adjusted pursuant to Paragraph 3 of Schedule 1.

“Aggregate Pensions Provision” the aggregate of the Pensions Contribution payable in respect of a calendar year under clause 12.3 of this Agreement and the Pensions Contributions payable under clause 11.3 of the UK Employment Contract being at the date of this Agreement £400,000 and subsequently such higher sum as may be agreed between the Company and the Executive for any year before the first day of January of that year, which in no event shall be less than 40% of the Aggregate Basic Income.

“Services Time” the aggregate of the amount of time (computed in working days) which the Director has spent during a calendar year in the provision of services pursuant to the UK Employment Contract as the case may be.

“US Time” the aggregate of the amount of time (computed in working days) which the Director has spent during a calendar year in performing the duties of his employment pursuant to this Agreement.

2	The annual Base Salary payable under clause 7.1 of the Agreement shall be calculated by applying the following formula:

Amount of annual Base Salary = Aggregate Basic Income x	US Time
Aggregate Time

3	The Base Salary payable under clause 7.1 shall be reviewed (but not downwards) from time to time in accordance with the practices adopted by the Company’s Board of Directors on the recommendations from time to time of its compensation committee and, in reviewing the Base Salary, regard shall be had to how those practices and recommendations apply to the senior executives of the Company and the Group’s senior executives and due regard shall also be had to the practices of the Parent’s peer group in relation to their chief executive officers.

4	The Pensions Contribution payable under clause 12.3 of this Agreement shall be calculated by applying the following formula:

Pensions Contribution = Aggregate Pensions Provision x	US Time
Aggregate Time

5	At all times and immediately after the end of each calendar year, the Executive will provide to the Company full details of the Aggregate Time, including US Time which the Executive has spent in that calendar year. The Company is entitled to rely without inquiry on any notice of the amount of Aggregate Time and US Time which the Executive has provided to the Company for any calendar year.